SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

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permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Wins Air Defence Simulator Contract Valued at
US$10.1 Million

Rosh Ha’ayin, Israel – August 28, 2007 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today announced a contract valued at $10.1 million for the provision of an Air Defence Simulator for an international customer.

The Air Defence Simulator facility is re-configurable to support multiple weapon types and, as such, enables the training of Air Defence personnel in the operation of various Short Range Air Defence (SHORAD) weapons. Furthermore, the Simulator enables training of Air Defence Command and Control functions. The Air Defence Simulator consists of a high-end graphical display system projected over dual 14m diameter domes, each simulator enabling the mounting of various SHORAD weapons. The simulator administration is conducted using dedicated instructor stations and a debriefing auditorium.

The simulator caters for trainees to operate realistic mockups of the SHORAD weapon systems within a simulated training environment, projected on the domes, while their actions are monitored and reviewed by the instructors. After completion of the scenario, the trainees’ progress to a debriefing session, where a comprehensive review of the exercise is performed featuring an advanced analysis and scoring capability.

The simulator conforms with BVR’s vision of offering its customers large scale joint force training scenarios featuring real and virtual air defence and airborne assets, this is achieved by providing for full interoperability with BVR’s live and virtual training systems, such as the Air Defence Embedded Simulator (ADES), the EHUD™ Autonomous Air Combat Maneuvering Instrumentation (AACMI) system, and the Full Mission Fighter Aircraft Simulator.

BVR Systems’ CEO, Ilan Gillies, commented: “We are honored to receive this air defence simulation contract. This is an important element within the BVR product line and an additional significant milestone in BVR’s strategy of focusing on the networking and interoperability among training systems.” Mr. Gillies added that “the customer’s decision and the encouraging increase in new orders achieved by BVR in the recent year reflect the market’s faith in BVR’s unique capabilities and innovative solutions.”

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: August 28, 2007